BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

June 17, 2003


03024023

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Ballad Ventures Ltd. (the "Issuer")
(formerly Ballad Enterprises Ltd.)
Filing of documents under Section 12g3-2(b), ***Securities Act*** **of 1934**
File No. 82-4000

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since July 31, 2002:

A. Annual General Meeting;

- copy of Advance Notice of Annual General Meeting
- copy of Notice of Meeting and Record Date
- copy of Amended Notice of Meeting and Record Date
- copy of Notice of Annual General Meeting and Information Circular
- copy of Form of Proxy
- copy of Supplemental Mailing List Return Card

B. Audited Financial Statements and accompanying Quarterly Report

- copy of audited financial statements for the year ended December 31, 2002 with relevant Quarterly report on BC Form 51-901F is included with Information Circular.

dw 6/26

C. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended June 30, 2002 with relevant Quarterly report on BC Form 51-901F.
- copy of unaudited financial statements for the period ended September 30, 2002 with relevant Quarterly report on BC Form 51-901F.
- copy of unaudited financial statements for the period ended March 31, 2003 with relevant Quarterly report on BC Form 51-901F.

D. Copies of news releases issued during the relevant period.

E. Copy of BC Form 45-902F filed with the British Columbia Securities Commission.

F. Copies of BC Forms 53-901F filed with the British Columbia and Alberta Securities Commissions.

G. Annual Information Form filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY



PER:

GWEN WEGNER
Paralegal

Enclosures

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the following Companies will be held on the dates set opposite their respective names:

Auterra Ventures Inc.	-	August 28, 2003
B2B Solutions Inc.	-	April 30, 2003
Ballad Ventures Ltd.	-	June 26, 2003
Buck Lake Ventures Ltd.	-	June 25, 2003
Cora Resources Ltd.	-	April 30, 2003
International Alliance Resources Inc.	-	March 28, 2003
Maximum Ventures Inc.	-	March 27, 2003
Pacific Topaz Resources Ltd.	-	May 29, 2003
Pierre EnTerprises Ltd.	-	September 30, 2003
Primo Resources International Inc.	-	December 16, 2003
Regent Ventures Ltd.	-	March 31, 2003
Strikezone Minerals Ltd.	-	April 30, 2003

An item of business at each of the foregoing Annual General Meetings will be the election of Directors for the ensuing year.

The word "Company" or "Companies" in this Notice should be read as referring to each Company individually.

Members holding in the aggregate not less than 10% of the outstanding shares of the Company having the right to vote at the Meeting are invited to make written nominations for Directors of the Company. If any nomination so made is delivered to the registered office of the Company at #501 - 905 West Pender Street, Vancouver, British Columbia, not less than 35 days before the date of the Meeting, accompanied by the information as to the nominee required by law to be furnished in the Information Circular, the Company will include the name of the nominee in the Form of Proxy and the information as to the nominee in the Information Circular to be sent by management of the Company for the purposes of the Meeting.

A person may be disqualified from becoming or acting as a director by Section 114 of the Company Act.

The Company Act also provides that no election of a person as a director is valid unless he consented to act as a director in writing before his election, or if elected at a meeting, he was presented and did not refuse at the meeting to act as a director.

This Advance Notice of Annual General Meetings is jointly published by the foregoing Companies solely for the purpose of reducing the cost of publication. Accordingly, it should not be read as indicating that the Companies are related or associated in any manner whatsoever.

DATED at Vancouver, British Columbia, this 28th day of January, 2003.

BY THE ORDER OF THE BOARD OF DIRECTORS
OF EACH RESPECTIVE COMPANY

BALLAD VENTURES LTD.

501 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604) 682-7159 Fax: (604) 669-5886

NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Ballad Ventures Ltd. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	CUSIP Number	:	058514 10 0
2	Meeting Type	:	Annual and Special General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	June 26, 2003
5	Record Date for Notice	:	May 22, 2003
6	Record Date for Voting	:	May 22, 2003
7	Beneficial Ownership Determination Date	:	May 22, 2003
8	Class of Securities Entitled to Receive Notice and Vote	:	Common
9	Business Type	:	Routine and Non-Routine

DATED AT VANCOUVER, BRITISH COLUMBIA, this 30th day of April, 2003.

Sincerely,

BALLAD VENTURES LTD.

PER: ***"Anthony J. Beruschi"***

ANTHONY J. BERUSCHI
Director

82-4000

BALLAD VENTURES LTD.

501 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604) 682-7159 Fax: (604) 669-5886

AMENDED

NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Ballad Ventures Ltd. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	CUSIP Number	:	058514 10 0
2	Meeting Type	:	Annual and Special General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	June 26, 2003
5	Record Date for Notice	:	May 15, 2003
6	Record Date for Voting	:	May 15, 2003
7	Beneficial Ownership Determination Date	:	May 15, 2003
8	Class of Securities Entitled to Receive Notice and Vote	:	Common
9	Business Type	:	Routine and Non-Routine

DATED AT VANCOUVER, BRITISH COLUMBIA, this 30th day of April, 2003.

Sincerely,

BALLAD VENTURES LTD.

PER: ***"Anthony J. Beruschi"***

ANTHONY J. BERUSCHI
Director

82-4000

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF **BALLAD VENTURES LTD.** (THE "COMPANY") FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF THE MEMBERS TO BE HELD ON JUNE 26 2003.

The undersigned, a registered Member of the Company, hereby appoints Anthony J. Beruschi, or failing him, Raymond Roland, both Directors of the Company, or instead of either of them ____________________, as Proxy, with power of substitution to attend and vote for the undersigned at the Annual and Special General Meeting of the Members of the Company to be held on June 26, 2003 and at any adjournment thereof. The undersigned hereby revokes any Instrument of Proxy heretofore given with reference to the Meeting or any adjournment thereof.

The Proxyholder is hereby directed to vote on any poll as follows:

1. FOR ( ) OR WITHHOLD FROM VOTING FOR ( ) the re-appointment of Amisano Hanson, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors.

2. FOR ( ) OR AGAINST ( ) the ratification, confirmation and approval of all acts, deeds and things done by and the proceedings of the Directors and Officers of the Company on its behalf since the last Annual General Meeting.

3. FOR ( ) OR AGAINST ( ) determining the number of Directors at four.

4. The election of the following as Directors:

   (a) ANTHONY J. BERUSCHI: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (b) RAYMOND W. ROLAND: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (c) BRIAN HARRIS: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (d) ANDRE PAUWELS: FOR ( ) OR WITHHOLD FROM VOTING ( )

5. FOR ( ) OR AGAINST ( ) approving, subject to approval thereof by the TSX Venture Exchange, the proposed stock option plan for implementation by the Company.

6. FOR ( ) OR AGAINST ( ) passing Special Resolutions that:

   (i) the Company consolidate all of its common shares without par value from 100,000,000 shares without par value, of which 12,770,666 shares are issued and outstanding, into 50,000,000 shares without par value, of which 6,385,333 shares will be issued and outstanding, every two (2) of such shares before consolidation being consolidated into one (1) share without par value; and

   (ii) the authorized capital of the Company after the consolidation be increased to 100,000,000 shares without par value; and

   (iii) the Memorandum of the Company be altered accordingly to give effect to the foregoing Special Resolutions.

7. FOR ( ) OR AGAINST ( ) passing Special Resolutions that:

   (i) the name of the Company be changed from Ballad Ventures Ltd. to Ballad Gold & Silver Ltd. or such other name as the Board of Directors may approve; and

   (ii) the Memorandum and Articles of the Company be altered accordingly wherever the name of the Company appears therein.

NOTES:

1. The securities represented by Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting. IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

2. EACH MEMBER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS OTHER THAN THE MANAGEMENT NOMINEES.

   If you desire to designate as Proxy a person other than Anthony J. Beruschi or Raymond Roland, the management nominees, you should strike out their names and insert in the space provided the name of the person you desire to designate as Proxy or complete another Form of Proxy.

3. A Proxy to be valid, must be dated and signed by the Member or his attorney authorized in writing or, where the Member is a corporation, by a duly authorized officer or attorney of the corporation. If the Proxy is executed for an individual Member, or by an officer or attorney of a corporate Member not under its common seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the Proxy instrument.

4. A Proxy, to be effective, must be deposited at the Company's office at 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

DATED this ______ day of ____________________, 2003.

____
Signature

____
Name (Please Print)

____
Address

NUMBER OF SHARES ______________

82-4000

ANNUAL RETURN CARD
SUPPLEMENTAL MAILING LIST
(National Instrument 54-101)

TO: **Ballad Ventures Ltd.**
(the "Company")
#501, 905 West Pender Street
Vancouver, B.C., V6C 1L6
(CUSIP No. 1184049 10 5)

In accordance with National Instrument 54-101, entitled "Communication with Beneficial Owners of Securities of a Reporting Issuer" ("NI 54-101"), and pursuant to the British Columbia Securities Act and Rules:

> Any registered shareholder may elect annually to have his or her name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters. All registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter, while only non-registered shareholders entitled to receive an issuer's audited financial statements, pursuant to NI 54-101, will receive a quarterly report for an issuer's fourth fiscal quarter.

To use electronic methods for communication between issuers and their shareholders, we are requesting that you provide us with your e-mail address.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company and request that my name be placed on the Company's Supplemental Mailing List inrespect of its quarterly financial statements.

Dated: ____________________ 2003

____
Signature

____
Name – *Please Print*

____
Address

____
City/Prov/State Postal Code

____
Fax Number

____
E-Mail Address

Please indicate your Preferred Method of Communication (check accordingly):

E-Mail: ☐ Mail: ☐

If an e-mail address is provided and "mail" is not marked as Preferred Method of Communication, you will be deemed to be consenting to the electronic delivery to you at such e-mail address of the quarterly reports, if delivery by electronic means is allowed by applicable regulatory rules and policies.

82-4000



British Columbia
Securities Commission

03 JUN 23 AM 7:21

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
BALLAD VENTURES LTD. (formerly Ballad Enterprises Ltd.)	June 30, 2002	2002/09/05

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 669-3116

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Anthony Beruschi	Director	(604) 669-3116

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@balladnet.com	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Anthony Beruschi"	Anthony Beruschi	2002/09/05

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond Roland"	Raymond Roland	2002/09/05

(Electronic signatures should be entered in "quotations".)

BALLAD VENTURES LTD.
(formerly Ballad Enterprises Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2002 and 2001

(Unaudited – Prepared by Management)

BALLAD VENTURES LTD.
(formerly Ballad Enterprises Ltd.)
CONSOLIDATED BALANCE SHEETS
June 30, 2002 and December 31, 2001
(Unaudited – Prepared by Management)

ASSETS	2002	2001 (Audited)
Current		
Cash	$ 3,576	$ 8,976
Marketable securities	6,000	6,000
Accounts receivable	17,268	11,650
Prepaid expenses	1,167	1,167
	28,011	27,793
Capital assets	5,367	6,143
Resource properties	8,982	8,982
	$ 42,360	$ 42,918

LIABILITIES	2002	2001
Current		
Accounts payable – Note 3	$ 200,472	$ 84,100
Long-term debt – Note 4	394,749	909,748
	$ 595,221	$ 993,848

SHAREHOLDERS' DEFICIENCY	2002	2001
Share capital – Note 2	10,268,152	9,968,152
Share subscriptions	220,000	15,000
Deficit	(11,041,013)	(10,934,082)
	(552,861)	(950,930)
	$ 42,360	$ 42,918

APPROVED BY THE DIRECTORS

"Anthony Beruschi", Director "Raymond Roland", Director

BALLAD VENTURES LTD.

SEE ACCOMPANYING NOTES

(formerly Ballad Enterprises Ltd.)
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2001
(Unaudited – Prepared by Management)

	Three Months Ended June 30 2002	**Six Months Ended June 30 2002**	Three Months Ended June 30 2001	Six Months Ended June 30 2001
Administrative Expenses				
Accounting and audit	**$ 3,000**	**$ 6,000**	$ 2,000	$ 4,000
Amortization	**389**	**776**	492	1,048
Consulting fees – Note 3	**7,820**	**15,320**	10,250	21,000
Filing fees	**1,900**	**4,900**	375	840
Interest, foreign exchange – Note 3	**(8,032)**	**42**	19,402	36,744
Legal – Note 3	**8,336**	**9,071**	2,052	12,895
Management fees	**7,500**	**15,000**	7,500	15,000
Office and miscellaneous – Note 3	**5,773**	**7,542**	2,666	17,142
Rent	**9,300**	**18,600**	9,300	18,600
Salaries	**4,857**	**13,699**	13,530	26,520
Shareholder communication	**(9,250)**	**6,500**	15,750	31,500
Transfer agent	**1,108**	**1,729**	442	1,076
Travel and promotion – Note 3	**6,132**	**7,752**	1,993	2,583
Loss before other	**38,831**	**106,931**	85,752	188,948
Other				
Resource property investigation costs	**-**	**-**	-	4,539
Net loss for the period	**38,831**	**106,931**	85,752	193,487
Deficit, beginning of period	**11,002,182**	**10,934,082**	10,725,981	10,618,246
Deficit, end of period	**$ 10,041,013**	**$ 11,041,013**	$ 10,811,733	$ 10,811,733
Loss per share	**$ 0.01**	**$ 0.01**	$ 0.01	$ 0.01

SEE ACCOMPANYING NOTES

BALLAD VENTURES LTD.
(formerly Ballad Enterprises Ltd.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2001
(Unaudited – Prepared by Management)

	Three Months Ended June 30 2001	**Six Months Ended June 30 2001**	Three Months Ended June 30 2001	Six Months Ended June 30 2001
Operating Activities				
Net loss for the period	**$ (38,831)**	**$ (106,931)**	$ (85,752)	$ (193,487)
Add (deduct) items not affecting cash:				
Amortization	**389**	**776**	492	1,048
	(38,442)	**(106,155)**	(85,260)	(192,439)
Changes in non-cash working capital balances related to operations:				
Accounts receivable	**(2,773)**	**(5,618)**	(3,555)	18,774
Prepaid expenses	**-**	**-**	375	(750)
Accounts payable	**(379,387)**	**(398,627)**	49,970	124,876
	(420,602)	**(510,400)**	(38,470)	(49,539)
Investing Activities				
Resource properties costs	**-**	**-**	30,764	30,764
	-	**-**	30,764	30,764
Financing Activity				
Common shares	**300,000**	**300,000**	-	-
Share subscriptions received	**120,000**	**205,000**	-	-
	420,000	**505,000**	-	-
Increase (decrease) in cash during the period	**(602)**	**(5,400)**	(7,706)	(18,775)
Cash, beginning of period	**4,178**	**8,976**	11,939	23,008
Cash, end of period	**$ 3,576**	**$ 3,576**	$ 4,233	$ 4,233

BALLAD VENTURES LTD.
(formerly Ballad Enterprises Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002 and 2001
(Unaudited – Prepared by Management)

Note 1 Interim Financial Statements

While the information presented in these interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in financial position for the interim period presented. It is suggested that these interim financial statements be read in conjunction with the company's annual December 31, 2001 audited financial statements.

Note 2 Share Capital

Authorized:

100,000,000 common shares without par value

Issued:		Number of Shares	$
Balance, December 31, 1999 and 1998		16,165,456	8,767,331
For cash:			
- pursuant to the exercise of options	– at $0.30	1,421,545	426,462
	– at $0.41	30,000	12,300
- pursuant to the exercise of warrants	– at $0.29	760,000	220,400
- pursuant to a private placement	– at $0.22	1,590,909	350,000
Pursuant to debt settlements	– at $0.30	99,255	29,777
Pursuant to debt settlements	– at $0.41	394,835	161,882
		20,462,000	9,968,152
Share consolidation (1 for 3)		(13,641,334)	-
Balance December 31, 2001, after consolidation		6,820,666	9,968,152
- pursuant to a private placement	– at $0.05	2,000,000	100,000
- pursuant to a private placement	– at $0.10	2,000,000	200,000
Balance, June 30, 2002		8,820,666	10,268,152

As at June 30, 2002 the Company had received $220,000 for share subscriptions totalling 1,100,000 shares pursuant to a private placement.

Note 2 Share Capital – cont'd

Private placement Commitments:

On February 5, 2002 the Company agreed to a private placement of 2,000,000 units at $0.10 per unit. Each unit consists of one common share and one two-year non transferable share purchase warrant with each share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.10 per share. The units are subject to a hold period and may not be traded until September 22, 2002 as to 650,000 units and until May 23, 2003 as to 1,350,000 units.

On May 17, 2002 the TSX Venture Exchange accepted for filing documentation with regard to the above private placement.

On May 7, 2002 the Company agreed to a private placement of its securities to raise $400,000, which will consist of the sale of 2,000,000 units at $0.20 per unit. Each unit consists of one common share and one two-year share purchase warrant entitling the holder to purchase one additional common share of the company at a price of $0.25 per share. A portion of this issue may be issued on a flow-through basis. In addition, a finder's fee will be payable in cash on a portion of the private placement.

Subsequent to quarter-end, the TSX Venture Exchange accepted for filing, documentation with regard to the above private placement.

On June 3, 2002 the Company agreed to a private placement of its securities to raise $400,000, which will consist of the sale of 2,666,666 units at $0.15 per unit. Each unit consists of one common share and one two-year share two-year non-transferable share purchase warrant entitling the holder to purchase one additional common share of the company at a price of $0.20 per share. A finder's fee may be payable in cash on a portion of the private placement. Both finder's fee and the private placement are subject to TSX Venture Exchange acceptance for filing.

Subsequent to quarter-end, 2002 the Company announced that it is not proceeding with the above private placement.

Note 2 Share Capital – cont'd

Share Purchase Warrants

At June 30, 2002, the following share purchase warrants were outstanding entitling the holders to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
2,000,000	$0.10	January 21, 2003
2,000,000	$0.10	February 5, 2003
4,000,000	$0.10	

Stock-based Compensation Plan

The company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the company's stock on the date of the grant.

A summary of the status of the stock option plan as of June 30, 2002 is presented below:

	June 30, 2002	
	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2001	597,367	$1.23
Granted	1,082,066	$0.12
Expired/cancelled	(597,367)	($1.23)
Options outstanding and exercisable at June 30, 2002	1,082,066	$0.12

The following table summarizes information about stock options outstanding at June 30, 2002:

Range of Exercise Price	Number Outstanding at June 30, 2002	Weighted and Average Remaining Contracted Life
$0.10	882,066	2 years
$0.23	200,000	2 years
	1,082,066	

Note 3 Related Party Transactions

During the period ended June 30, 2002, the company incurred the following costs charged by directors of the company and companies controlled by directors of the company:

	2002	2001
Consulting fees	$ -	$ 18,000
Interest	-	12,129
Legal	9,071	3,346
Office	268	849
Travel and promotion	7,490	2,583
	$ 16,829	$ 36,907

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At June 30, 2002, accounts payable includes $28,952 (2001: $415,863) due to directors of the company and companies controlled by directors of the company.

At June 30, 2002, long-term debt includes $329,790 (2001: nil) due to directors of the Company and companies controlled by directors of the company

Note 4 Long-term Debt

On December 31, 2001, the Company entered into debt deferral agreements with certain of its creditors. Under the terms of the agreements, the creditors agreed to defer payment on the balances outstanding at September 10, 2001 to March 19, 2003. The creditors have also agreed to continue supplying goods and services at normal costs until September 30, 2002 with such amounts to be added to the debts deferred for payment until March 19, 2003. The debts are interest free until March 19, 2003.

On January 14, 2002, the Company entered into a debt settlement arrangement with another creditor. Under the terms of this agreement, the creditor agreed to defer payment of the settlement amount of $125,000 until January 15, 2004. The settlement has been accounted for during the fiscal year ended December 31, 2001. If payment is made before July 30, 2002, the creditor has further agreed to accept $100,000 (paid June 27,2002) for full settlement of the amount.



British Columbia
Securities Commission

QUARTERLY AND YEAR END REPOR
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

___	Schedule A
X	Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
BALLAD VENTURES LTD. (formerly Ballad Enterprises Ltd.)	June 30, 2002	2002/09/05

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 669-3116

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NC
Anthony Beruschi	Director	(604) 669-3116

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@balladnet.com	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Boa Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Anthony Beruschi "	Anthony Beruschi	2002/09/05

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
" Raymond Roland"	Raymond Roland	2002/09/05

(Electronic signatures should be entered in "quotations".)

Ballad Ventures Ltd.
(formerly Ballad Enterprises Ltd)
Quarterly Report
For the period ended June 30, 2002 - Page 1

Schedule A. Financial Statements

- See consolidated financial statements attached

Schedule B. Supplementary Information

1. Analysis of expenses and deferred exploration costs for the current fiscal year to date:

   General and administrative expenses
   - See consolidated financial statements attached

2. Related party transactions:
   - See Note 3 to the consolidated financial statements attached

3. Summary of securities issued and options granted during the period:

   a) Summary of securities issued during the period:

      2,000,000 shares at $0.05 per share for total proceeds of $100,000
      2,000,000 shares at $0.10 per share for total proceeds of $200,000

   b) Summary of options granted during the period:

      1,082,066 shares at an average price of $0.12 per share

4. Summary of securities as at the end of the period:

   a) Description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion
      - See Note 2 to the consolidated financial statements

   b) Number and recorded value for shares issued and outstanding
      - See Note 2 to the consolidated financial statements

   c) Description of options, warrants and convertible securities outstanding including number or amount exercise or conversion price and expiry date, and any recorded value
      - See Note 2 to the consolidated financial statements

   d) Number of shares in each class of shares subject to escrow or pooling agreements
      - Nil

5. List the names of the directors and officers:

   Anthony Beruschi, Director, CEO and President
   Raymond Roland, Director, CFO and Corporate Secretary
   Brian Harris, Director and Vice President, Technology
   Andre Pauwels, Vice President, Exploration

Schedule C: Management Discussion

- See attached.

BALLAD VENTURES LTD.
(formerly Ballad Enterprises Ltd.)
QUARTERLY REPORT
for the period ended June 30, 2002

Schedule C: Management Discussion

RESULTS OF OPERATIONS

The Issuer conducts natural resource exploration and development operations with interests in base and precious metal exploration and development properties in Peru. The Issuer does not have properties which are in production, and consequently the Issuer does not have operating income or cash flow from its resource operations.

For the quarter ended June 30, 2002, Ballad incurred a net loss of $106,931 ($ 0.01 per share), as compared to a loss of $188,948 ($ 0.01 per share) for the comparative period in 2001. The decrease in the loss is attributable to a decrease in management fees and interest payable. In terms of the long term debt agreements, interest has been deferred to March 2003. Ballad continues to review the technology sector for possible internet/security business opportunities. Ballad does not currently hold any interests in technology business.

RESOURCE PROPERTIES

As at June 30, 2002, The Issuer held interests in two resource properties in Peru, the Roberto and Freddy properties in the Peruvian province of Huancaveilea. These property areas were acquired with other property areas from TVX Gold Inc. in 1997.

In March 2001, the Issuer entered into a memorandum of understanding with Cominco Peru ("Cominco") whereby Cominco may earn up to a 65% interest in the Roberto and Freddy property areas by making cash payments totalling US $ 240,000 and incurring cumulative exploration expenditures of $ 650,000 US. This agreement is still in full force and effect.

MANAGEMENT

Messrs. A. Beruschi, R. Roland and B. Harris are directors of Ballad. Mr. Beruschi is the President and Chief Executive Officer. Mr. A. Pauwels is Vice-President of Exploration.

INVESTOR RELATIONS

The Issuer entered into an agreement with Inova Financial Corporation in July 2001, to provide investor relation services at a monthly remuneration of $2,500.00.

RELATED PARTY TRANSACTIONS

For the quarter ended June 30, 2002, the Issuer incurred $16,829 in related party transactions, as compared to $36,907 for the comparative period in 2001. Related party transactions are described in Note 3 to the financial statements.

OUTLOOK

The Issuer remains active in natural resource exploration and maintains an interest in the Roberto and Freddy property areas in Peru. Exploration is proceeding on these properties by Cominco.

With precious metals markets improving significantly and a major gold discovery by Barrick Gold at Alto Chicama in Peru within 10 kilometers of the Las Princesas property, the Issuer entered into negotiations to reacquire an interest in the Las Princesas property in North Central Peru. The Las Princesas was drilled by the Issuer with successful results but the property option was allowed to lapse because of market conditions. To date the Issuer has not been successful in reacquiring an interest in the Las Princesas property. The Issuer is reviewing a number of other gold/silver prospects in various regions.

LIQUIDITY AND CONTINUING OPERATIONS

Management anticipates the raising of additional funding through sale of its securities to enable the Issuer to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Issuer's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Issuer to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition.

If the Issuer were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations.

82-4000



British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

03 JUN 23 AM 7:21

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
BALLAD VENTURES LTD. (formerly Ballad Enterprises Ltd.)	September 30, 2002	2002/11/29

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 669-3116

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Anthony Beruschi	Director	(604) 669-3116

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@balladnet.com	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Anthony Beruschi"	Anthony Beruschi	2002/11/29

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond Roland"	Raymond Roland	2002/11/29

(Electronic signatures should be entered in "quotations".)

BALLAD VENTURES LTD.
(formerly Ballad Enterprises Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2002 and 2001

(Unaudited – Prepared by Management)

BALLAD VENTURES LTD.
(formerly Ballad Enterprises Ltd.)
CONSOLIDATED BALANCE SHEETS
September 30, 2002 and December 31, 2001
(Unaudited – Prepared by Management)

ASSETS	2002	2001 (Audited)
Current		
Cash	$ 5,431	$ 8,976
Marketable securities	6,000	6,000
Accounts receivable	29,556	11,650
Prepaid expenses	1,167	1,167
	42,154	27,793
Capital assets	4,978	6,143
Resource properties	8,982	8,982
	$ 56,114	$ 42,918
LIABILITIES		
Current		
Accounts payable – Note 3	$ 265,047	$ 84,100
Long-term debt – Note 4	289,350	909,748
	$ 554,397	$ 993,848
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 2	10,268,152	9,968,152
Share subscriptions	390,000	15,000
Deficit	(11,156,435)	(10,934,082)
	(498,283)	(950,930)
	$ 56,114	$ 42,918

APPROVED BY THE DIRECTORS

"Anthony Beruschi", Director   "Raymond Roland", Director

SEE ACCOMPANYING NOTES

BALLAD VENTURES LTD.
(formerly Ballad Enterprises Ltd.)
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(Unaudited – Prepared by Management)

	Three Months Ended September 30 2002	**Nine Months Ended September 30 2002**	Three Months Ended September 30 2001	Nine Months Ended September 30 2001
Administrative Expenses				
Accounting and audit	$ 17,680	$ 23,680	$ 18,350	$ 22,350
Amortization	389	1,165	516	1,564
Consulting fees – Note 3	45,628	60,948	10,500	38,000
Filing fees	904	5,804	2,059	2,899
Interest, foreign exchange – Note 3	48,558	48,600	25,569	62,313
Legal – Note 3	16,141	25,212	5,913	18,808
Management fees	7,500	22,500	7,500	22,500
Office and miscellaneous – Note 3	3,429	10,971	12,023	31,165
Rent	9,300	27,900	9,300	27,900
Salaries	(8,040)	5,659	4,439	29,959
Shareholder communication	(6,500)	-	7,500	31,500
Transfer agent	545	2,274	749	1,825
Travel and promotion – Note 3	4,888	12,640	820	3,403
Loss before other	140,422	247,353	105,238	294,186
Other				
Gain on settlement of accounts payable	(25,000)	(25,000)		
Resource property investigation costs	-	-	-	4,539
Net loss for the period	115,422	222,353	105,238	298,725
Deficit, beginning of period	11,041,013	10,934,082	10,811,733	10,618,246
Deficit, end of period	$ 11,156,435	$ 11,156,435	$ 10,916,971	$ 10,916,971
Loss per share	$ 0.01	$ 0.01	$ 0.01	$ 0.01

SEE ACCOMPANYING NOTES

BALLAD VENTURES LTD.
(formerly Ballad Enterprises Ltd.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(Unaudited – Prepared by Management)

	Three Months Ended September 30 2001	Nine Months Ended September 30 2001	Three Months Ended September 30 2001	Nine Months Ended September 30 2001
Operating Activities				
Net loss for the period	$ (38,831)	$ (106,931)	$ (105,238)	$ (298,725)
Add (deduct) items not affecting cash:				
Amortization	389	776	516	1,564
	(38,442)	(106,155)	(104,722)	(297,161)
Changes in non-cash working capital balances related to operations:				
Accounts receivable	(2,773)	(5,618)	5,063	23,837
Prepaid expenses	-	-	159	(591)
Accounts payable	(379,387)	(398,627)	105,817	230,693
	(420,602)	(510,400)	6,317	(43,222)
Investing Activities				
Deferred exploration expenditures			(5,835)	(5,835)
Resource properties costs	-	-	-	30,764
	-	-	(5,835)	24,929
Financing Activity				
Common shares	300,000	300,000	-	-
Share subscriptions received	120,000	205,000	-	-
	420,000	505,000	-	-
Increase (decrease) in cash during the period	(602)	(5,400)	482	(18,293)
Cash, beginning of period	4,178	8,976	4,233	23,008
Cash, end of period	$ 3,576	$ 3,576	$ 4,715	$ 4,715

SEE ACCOMPANYING NOTES

BALLAD VENTURES LTD.
(formerly Ballad Enterprises Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2002 and 2001
(Unaudited – Prepared by Management)

Note 1 Interim Financial Statements

While the information presented in these interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in financial position for the interim period presented. It is suggested that these interim financial statements be read in conjunction with the company's annual December 31, 2001 audited financial statements.

Note 2 Share Capital

Authorized:

100,000,000 common shares without par value

Issued:		Number of Shares	$
Balance, December 31, 1999 and 1998		16,165,456	8,767,331
For cash:			
- pursuant to the exercise of options	– at $0.30	1,421,545	426,462
	– at $0.41	30,000	12,300
- pursuant to the exercise of warrants	– at $0.29	760,000	220,400
- pursuant to a private placement	– at $0.22	1,590,909	350,000
Pursuant to debt settlements	– at $0.30	99,255	29,777
Pursuant to debt settlements	– at $0.41	394,835	161,882
		20,462,000	9,968,152
Share consolidation (1 for 3)		(13,641,334)	-
Balance December 31, 2001, after consolidation		6,820,666	9,968,152
- pursuant to a private placement	– at $0.05	2,000,000	100,000
- pursuant to a private placement	– at $0.10	2,000,000	200,000
Balance, June 30, 2002		8,820,666	10,268,152

As at September 30, 2002 the Company had received $220,000 for share subscriptions totalling 1,100,000 shares pursuant to a private placement.

Note 2 Share Capital – cont'd

Private placement Commitments:

On February 5, 2002 the Company agreed to a private placement of 2,000,000 units at $0.10 per unit. Each unit consists of one common share and one two-year non transferable share purchase warrant with each share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.10 per share. The units are subject to a hold period and may not be traded until September 22, 2002 as to 650,000 units and until May 23, 2003 as to 1,350,000 units.

On May 17, 2002 the TSX Venture Exchange accepted for filing documentation with regard to the above private placement.

On May 7, 2002 the Company agreed to a private placement of its securities to raise $400,000, which will consist of the sale of 2,000,000 units at $0.20 per unit. Each unit consists of one common share and one two-year share purchase warrant entitling the holder to purchase one additional common share of the company at a price of $0.25 per share. A portion of this issue may be issued on a flow-through basis. In addition, a finder's fee will be payable in cash on a portion of the private placement.

Subsequent to quarter-end, the TSX Venture Exchange accepted for filing, documentation with regard to the above private placement.

On June 3, 2002 the Company agreed to a private placement of its securities to raise $400,000, which will consist of the sale of 2,666,666 units at $0.15 per unit. Each unit consists of one common share and one two-year share two-year non-transferable share purchase warrant entitling the holder to purchase one additional common share of the company at a price of $0.20 per share. A finder's fee may be payable in cash on a portion of the private placement. Both finder's fee and the private placement are subject to TSX Venture Exchange acceptance for filing.

Subsequent to quarter-end, 2002 the Company announced that it is not proceeding with the above private placement.

Note 2 Share Capital – cont'd

Share Purchase Warrants

At September 30, 2002, the following share purchase warrants were outstanding entitling the holders to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
2,000,000	$0.10	January 21, 2003
2,000,000	$0.10	February 5, 2003
4,000,000	$0.10	

Stock-based Compensation Plan

The company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the company's stock on the date of the grant.

A summary of the status of the stock option plan as of September 30, 2002 is presented below:

	September 30, 2002	
	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2001	597,367	$1.23
Granted	1,082,066	$0.12
Expired/cancelled	(597,367)	($1.23)
Options outstanding and exercisable at September 30, 2002	1,082,066	$0.12

The following table summarizes information about stock options outstanding at September 30, 2002:

Range of Exercise Price	Number Outstanding at September 30, 2002	Weighted and Average Remaining Contracted Life
$0.10	882,066	2 years
$0.23	200,000	2 years
	1,082,066	

Note 3 Related Party Transactions

During the period ended September 30, 2002, the company incurred the following costs charged by directors of the company and companies controlled by directors of the company:

	2002	2001
Consulting fees	$ -	$ 27,000
Interest	-	18,337
Legal	9,071	9,558
Office	268	-
Travel and promotion	7,490	-
	$ 16,829	$ 30,595

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At September 30, 2002, accounts payable includes $28,952 (2001: $450,337) due to directors of the company and companies controlled by directors of the company.

At September 30, 2002, long-term debt includes $329,790 (2001: nil) due to directors of the Company and companies controlled by directors of the company

Note 4 Long-term Debt

On December 31, 2001, the Company entered into debt deferral agreements with certain of its creditors. Under the terms of the agreements, the creditors agreed to defer payment on the balances outstanding at September 10, 2001 to March 19, 2003. The creditors have also agreed to continue supplying goods and services at normal costs until September 30, 2002 with such amounts to be added to the debts deferred for payment until March 19, 2003. The debts are interest free until March 19, 2003.

On January 14, 2002, the Company entered into a debt settlement arrangement with another creditor. Under the terms of this agreement, the creditor agreed to defer payment of the settlement amount of $125,000 until January 15, 2004. The settlement has been accounted for during the fiscal year ended December 31, 2001. If payment is made before July 30, 2002, the creditor has further agreed to accept $100,000 (paid June 27,2002) for full settlement of the amount.



British Columbia
Securities Commission

QUARTERLY AND YEAR END REPOR
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia

INCORPORATED AS PART OF:

___	Schedule A
X	Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
BALLAD VENTURES LTD. (formerly Ballad Enterprises Ltd.)	September 30, 2002	2002/11/29

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 669-3116

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE N(
Anthony Beruschi	Director	(604) 669-3116

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@balladnet.com	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Boa Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Anthony Beruschi "	Anthony Beruschi	2002/11/29

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
" Raymond Roland"	Raymond Roland	2002/11/29

(Electronic signatures should be entered in "quotations".)

Ballad Ventures Ltd.
(formerly Ballad Enterprises Ltd)
Quarterly Report
For the period ended September 30, 2002 - Page 1

Schedule A. Financial Statements
- See consolidated financial statements attached

Schedule B. Supplementary Information

1. Analysis of expenses and deferred exploration costs for the current fiscal year to date:

   General and administrative expenses
   - See consolidated financial statements attached

2. Related party transactions:
   - See Note 3 to the consolidated financial statements attached

3. Summary of securities issued and options granted during the period:

   a) Summary of securities issued during the period: Nil

   b) Summary of options granted during the period: Nil

4. Summary of securities as at the end of the period:

   a) Description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion
      - See Note 2 to the consolidated financial statements

   b) Number and recorded value for shares issued and outstanding
      - See Note 2 to the consolidated financial statements

   c) Description of options, warrants and convertible securities outstanding including number or amount exercise or conversion price and expiry date, and any recorded value
      - See Note 2 to the consolidated financial statements

   d) Number of shares in each class of shares subject to escrow or pooling agreements
      - Nil

5. List the names of the directors and officers:

   Anthony Beruschi, Director, CEO and President
   Raymond Roland, Director, CFO and Corporate Secretary
   Brian Harris, Director and Vice President, Technology
   Andre Pauwels, Vice President, Exploration

Schedule C: Management Discussion
- See attached.

BALLAD VENTURES LTD.
(formerly Ballad Enterprises Ltd.)
QUARTERLY REPORT
for the period ended September 30, 2002

Schedule C: Management Discussion

RESULTS OF OPERATIONS

The Issuer conducts natural resource exploration and development operations with interests in base and precious metal exploration and development properties in Peru. The Issuer does not have properties which are in production, and consequently the Issuer does not have operating income or cash flow from its resource operations.

For the nine months ended September 30, 2002, Ballad incurred a net loss of $178,763 ($ 0.02 per share), as compared to a loss of $298,725 ($ 0.03 per share) for the comparative period in 2001. The decrease in the loss is attributable to a decrease in management fees and interest payable. In terms of the long term debt agreements, interest has been deferred to March 2003. Ballad continues to review the technology sector for possible internet/security business opportunities. Ballad does not currently hold any interests in technology business.

RESOURCE PROPERTIES

As at September 30, 2002, The Issuer held interests in two resource properties in Peru, the Roberto and Freddy properties in the Peruvian province of Huancaveilea. These property areas were acquired with other property areas from TVX Gold Inc. in 1997.

In March 2001, the Issuer entered into a memorandum of understanding with Cominco Peru ("Cominco") whereby Cominco may earn up to a 65% interest in the Roberto and Freddy property areas by making cash payments totalling US $ 240,000 and incurring cumulative exploration expenditures of $ 650,000 US.

Subsequent to quarter end, Cominco advised they were no longer pursuing an interest in the properties and the joint venture has been cancelled.

MANAGEMENT

Messrs. A. Beruschi, R. Roland and B. Harris are directors of Ballad. Mr. Beruschi is the President and Chief Executive Officer. Mr. A. Pauwels is Vice-President of Exploration.

INVESTOR RELATIONS

The Issuer entered into an agreement with Inova Financial Corporation in July 2001, to provide investor relation services at a monthly remuneration of $2,500.00.

RELATED PARTY TRANSACTIONS

For the quarter ended September 30, 2002, the Issuer incurred $45,871 in related party transactions, as compared to $54,871 for the comparative period in 2001. Related party transactions are described in Note 3 to the financial statements.

OUTLOOK

The Issuer remains active in natural resource exploration and maintains an interest in the Roberto and Freddy property areas in Peru. Exploration is proceeding on these properties by Cominco.

With precious metals markets improving significantly and a major gold discovery by Barrick Gold at Alto Chicama in Peru within 10 kilometers of the Las Princesas property, the Issuer entered into negotiations to reacquire an interest in the Las Princesas property in North Central Peru. The Las Princesas was drilled by the Issuer with successful results but the property option was allowed to lapse because of market conditions. The Issuer was not successful in reacquiring an interest in the property and is currently reviewing a number of other gold/silver prospects in various regions.

LIQUIDITY AND CONTINUING OPERATIONS

Management anticipates the raising of additional funding through sale of its securities to enable the Issuer to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Issuer's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Issuer to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition.

If the Issuer were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations.



British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

X Schedule A

X Schedule B
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
BALLAD VENTURES LTD.	March 31, 2003	03/05/30

ISSUER'S ADDRESS 905 West Pender Street, Suite 501

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 1L6	604-669-5886	604-669-3116

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Anthony Beruschi	Director	604-669-3116

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Anthony Beruschi"	ANTHONY BERUSCHI	03/05/30
"Ray Roland"	RAY ROLAND	03/05/30

(Electronic signatures should be entered in "quotations")

BALLAD VENTURES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003 and 2002

(Unaudited – Prepared by Management)

BALLAD VENTURES LTD.
CONSOLIDATED BALANCE SHEETS
March 31, 2003 and December 31, 2002

	(Unaudited) 2003	(Audited) 2002
ASSETS		
Current		
Cash	$ 478	$ 6,927
Marketable securities	3,000	3,000
Accounts receivable	12,278	16,679
Prepaid expenses	1,913	-
	17,669	26,606
Capital assets – Note 3	4,303	4,590
Resource properties	8,982	8,982
	$ 30,954	$ 40,178
LIABILITIES		
Current		
Accounts payable – Note 5	$ 368,684	$ 312,305
Long-term debt – Notes 5	372,912	372,912
	741,596	685,217
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 4	10,658,152	10,658,152
Share subscriptions	-	-
Contributed surplus	800	800
Deficit	(11,369,594)	(11,303,991)
	(710,642)	(645,039)
	$ 30,954	$ 40,178

APPROVED BY THE DIRECTORS:

"Ray Roland", Director *"Anthony Beruschi"*, Director

SEE ACCOMPANYING NOTES

BALLAD VENTURES LTD.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the three months ended March 31, 2003 and 2002
(Unaudited – Prepared by Management)

	2003	2002
Administrative Expenses		
Accounting and audit	$ 2,000	$ 3,000
Amortization	286	389
Consulting fees – Note 5	13,596	9,000
Filing fees	738	3,000
Interest – Note 5	15,260	8,074
Legal – Note 5	5,019	735
Management fees	7,500	7,500
Office and miscellaneous	158	1,769
Rent	9,300	9,300
Salaries	-	8,842
Shareholder communication	10,175	14,250
Transfer agent	631	621
Travel and promotion	940	1,620
Net loss for the period	(65,603)	(68,100)
Deficit, beginning of period	(11,303,991)	(10,934,082)
Deficit, end of period	$ (11,369,594)	$ (11,002,182)
Basic and diluted loss per share	$ (0.00)	$ (0.01)

SEE ACCOMPANYING NOTES

BALLAD VENTURES LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2003 and 2002
(Unaudited – Prepared by Management)

	2003	2002
Operating Activities		
Net loss for the period	$ (65,603)	$ (68,100)
Add (deduct) items not affecting cash:		
Amortization	286	389
	(65,317)	(67,711)
Changes in non-cash working capital items related to operations:		
Accounts receivable	4,401	(2,845)
Prepaid expenses	(1,913)	-
Accounts payable	56,380	(19,242)
	(6,449)	(89,798)
Financing Activity		
Share subscriptions	-	85,000
Decrease in cash during the period	(6,449)	(4,798)
Cash, beginning of year	6,927	8,976
Cash, end of year	$ 478	$ 4,178
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

SEE ACCOMPANYING NOTES

BALLAD VENTURES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003 and 2002
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in cash flows for the interim periods presented. Except as disclosed below, these interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2002 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2002 financial statements.

Note 2 Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Peruvian incorporated subsidiaries, Ballad Enterprises Del Peru S.R. Ltda., Balad Exploration S.A., and TVX Minera Del Peru S.A. All inter-company transactions and balances have been eliminated.

(b) Marketable Securities

Marketable securities are valued at the lower of cost and market value.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(c) Capital Assets and Amortization

Capital assets are recorded at cost. The Company provides for amortization using the declining balance method at the following annual rates:

Computer equipment	30%
Office equipment	20%

(d) Resource Properties

The acquisition of resource properties are initially recorded at cost. Producing resource properties are depleted over their estimated useful lives based upon a method relating recoverable resource reserves to production. Non-producing resource properties that the Company abandons interest in are written-off in the year of abandonment. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the properties, with any excess included in results of operations.

(e) Deferred Exploration Expenditures

The Company capitalizes all exploration expenditures that result in the acquisition and retention of resource properties or an interest therein. The accumulated costs including applicable exploration expenditures relative to non-productive resource properties that the Company abandons interest in are written-off when management determines abandonment is appropriate. Otherwise, the exploration expenditures are depleted over the estimated lives of the producing resource properties based on a method relating recoverable reserves to production.

(f) Foreign Currency Translation

Monetary assets and liabilities expressed in foreign currencies are translated at rates of exchange in effect at the end of the year. Revenue and expense items are translated at the rates in effect at the dates on which such items are recognized during the year. Exchange gains and losses arising from translation are expensed in the year.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(g) Loss Per Share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(h) Stock-based Compensation Plan

The Company has a stock-based compensation plan as disclosed in Note 6, whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002.

(i) Fair Market Value of Financial Instruments

The carrying value of cash, marketable securities, accounts receivable and accounts payable approximate fair value because of the short maturity of those instruments. The carrying value of long-term debt also approximates fair value. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(j) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Note 3 Capital Assets

	Cost	Accumulated Amortization	Net Carrying Amount 2003	Net Carrying Amount 2002
Computer equipment	$ 17,508	$ 15,405	$ 2,103	$ 3,004
Office equipment	6,310	4,110	2,200	2,750
	$ 23,818	$ 19,515	$ 4,303	$ 5,754

Note 4 Share Capital – Note 6

Authorized:

100,000,000 common shares without par value

Issued:		Number of Shares	$
Balance, December 31, 2000		20,462,000	9,968,152
Share consolidation (1 new share for 3 old shares)		(13,641,334)	-
Balance, December 31, 2001		6,820,666	9,968,152
For cash:			
– pursuant to a private placement	– at $0.05	2,000,000	100,000
	– at $0.10	2,000,000	200,000
	– at $0.20	1,950,000	390,000
Balance, December 31, 2002, and March 31, 2003		12,770,666	10,658,152

Note 4 Share Capital – Note 6 – (cont'd)

Commitments:

Share Purchase Warrants

At March 31, 2003, the following share purchase warrants were outstanding entitling the holders to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
2,000,000	$0.10	May 22, 2004
1,950,000	$0.25	December 11, 2004
3,950,000		

Stock-based Compensation Plan

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the stock option plan as of March 31, 2002 and 2002 and changes during the periods ending on those dates is presented below:

	March 31, 2003		March 31, 2002	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,082,066	$0.12	597,367	$1.20
Expired/cancelled	-		(323,367)	$1.16
Options outstanding and exercisable at end of period	1,082,066	$0.12	274,000	$1.23

Note 4 Share Capital – Note 6 – (cont'd)

Stock-based Compensation Plan – (cont'd)

The following table summarizes information about stock options outstanding at March 31, 2003:

Exercise Price	Outstanding	Expiry
$0.10	90,000	February 4,2006
$0.10	792,066	May 8,2004
$0.23	125,000	June 11, 2004
	1,007,066	

Note 5 Related Party Transactions

During the three months ended March 31, 2003 and 2002, the Company incurred the following costs charged by directors of the Company and companies controlled by directors of the Company:

	2003	2002
Consulting fees	$ 9,000	$ 9,000
Interest	10,246	8,004
Legal	5,019	7,404
	$ 24,265	$ 24,408

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

At March 31, 2003, accounts payable includes $ 165,623 (2002: $5,177) due to directors of the Company and companies controlled by directors of the Company.

At March 31, 2003, long-term debt includes $283,080 (2002: $534,552) due to directors of the Company and companies controlled by directors of the Company.

Note 6 Subsequent Events

Subsequent to March 31, 2003:

a) the Company announced that it has agreed to a private placement of 6,000,000 units at $0.10 per unit. Each unit will be issued after a proposed two for one share consolidation. Units will consist of one post-consolidation share and one two-year

Note 6 Subsequent Events – (cont'd)

share purchase warrant. Each warrant and $0.10 entitles the holder thereof the right to acquire one additional common share. The private placement is subject to regulatory approval;

b) the Company cancelled 75,000 share purchase options exercisable at $0.23 per share and 200,000 share purchase warrants exercisable at $0.10 per share.

BALLAD VENTURES LTD.
QUARTERLY REPORT
for the three months ended March 31, 2003

Schedule A. Financial Statements
- See interim consolidated financial statements attached

Schedule B. Supplementary Information

1. Analysis of expenses and deferred exploration costs for the current fiscal year to date:

   General and administrative expenses: Nil

2. Related party transactions:
   - See Note 5 to the interim consolidated financial statements attached

3. Summary of securities issued and options granted during the period:

   a) Securities issued during the period: Nil

   b) Summary of options granted during the period: Nil

4. Summary of securities as at the end of the reporting period:

   a) Description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion
      - See Note 4 to the interim consolidated financial statements

   b) Number and recorded value for shares issued and outstanding
      - See Note 4 to the interim consolidated financial statements

   c) Description of options, warrants and convertible securities outstanding including number or amount exercise or conversion price and expiry date, and any recorded value
      - See Note 4 to the interim consolidated financial statements

   d) Number of shares in each class of shares subject to escrow or pooling agreements
      - Nil

5. List the names of the directors and officers:

   Anthony Beruschi, Director and President
   Raymond Roland, Director and Corporate Secretary
   Brian Harris, Director
   Andre Pauwels, Vice-President, Exploration

Schedule C: Management Discussion
- See attached

BALLAD VENTURES LTD.
QUARTERLY REPORT
for the three months ended March 31, 2003

Schedule C: Management Discussion

RESULTS OF OPERATIONS

Ballad Ventures Ltd. ("the Issuer") conducts natural resource exploration and development operations with interests in base and precious metal exploration and development properties in Peru. The Issuer is an exploration company. It does not have properties in production and consequently the Issuer does not have operating income or cash flow from its resource operations.

For the three months ended March 31, 2003, Ballad incurred a net loss of $65,603 ($0.01 per share), as compared to a loss of $68,100 ($0.01 per share) for the three months ended March 31, 2002.

RESOURCE PROPERTIES

The Issuer is currently actively reviewing the potential acquisition of interests in properties with precious metals potential. Recognizing the strengthening of gold prices and current world economic outlook, of particular interest to the Issuer is properties with high Gold and Silver exploration potential in the United States, Canada and South America. In South America the Issuer has conducted exploration in Peru, Venezuela and Brazil and has extensive contacts in Chile and Argentina.

As at March 31, 2003, the Issuer held interests in two resource properties in Peru, the Roberto and Freddy base metal exploration properties in the Peruvian province of Huancaveilea. These property areas were acquired with other property areas from TVX Gold Inc. in 1997. The Issuer is actively seeking joint venture or other partners for their further exploration and development.

MANAGEMENT

Messrs. A. Beruschi, R. Roland and B. Harris are directors of Ballad. Mr. Beruschi is the President and Chief Executive Officer. Mr. A. Pauwels is Vice-President of Exploration.

INVESTOR RELATIONS

The Issuer entered into an agreement with Inova Financial Corporation in July 2001, to provide investor relation services at a monthly remuneration of $2,500.00.

RELATED PARTY TRANSACTIONS

For the three months ended March 31, 2003, the Issuer incurred $24,265 in related party transactions, as compared to $24,408 for the three months ended March 31, 2002. Related party transactions are described in Note 5 to the financial statements.

LIQUIDITY AND CONTINUING OPERATIONS

Management anticipates the raising of additional funding through sale of its securities to enable the Issuer to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Issuer's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Issuer to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition. If the Issuer were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations. The Issuer's recently announced $600,000 financing is scheduled to close following the Issuer's Annual General Meeting and acceptance for filing of the Issuer's proposed share consolidation by the TSX Venture Exchange.

OUTLOOK

The Issuer is actively reviewing a number of gold and silver prospects in various regions for acquisitions and subsequent exploration. The Issuer intends to increase operations and resume active exploration by significantly increasing its review and consideration of exploration targets with what it considers to be significant exploration potential. In doing so the Issuer intends to utilize its existing contact and information base on South American Properties. In order to fund operations the Issuer has announced a $600,000 financing following a two old shares for one new share consolidation. The Issuer also plans to change its name to "Ballad Gold and Silver Ltd." to better reflect its business direction and interests.

BALLAD VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC Canada V6C 1L6
Telephone: 604.682.7159 Fax: 604.669.5886
Toll Free: 1.888.880.2288
E-mail: admin@balladnet.com

July 30, 2002

Trading Symbol: BAL
12g3-2(b): 82-4000
Standard & Poor's Listed

NEWS RELEASE

Ballad Ventures Ltd. announces that it is not proceeding with its private placement announced on June 3, 2002 to raise up to $400,000 through the sale of up to 2,666,666 units at $0.15 per unit.

BALLAD VENTURES LTD.

Per: *"Anthony J. Beruschi"*
Anthony J. Beruschi, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4000

BALLAD VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886
Toll Free: (888) 880-2288

December 23, 2002

Trading Symbol: BAL
12g3-2(b): 82-4000
Standard & Poor's Listed

PRIVATE PLACEMENT CLOSED

Ballad Ventures Ltd. (the "Company") announces the completion of its private placement of 1,950,000 units at $0.20 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.25 per share. The units are subject to a hold period and may not be traded until April 11, 2003.

BALLAD VENTURES LTD.



Per: ______________________
Anthony J. Beruschi, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4000

03 JUN 23 AM 7:21

BALLAD VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886
Toll Free: (888) 880-2288

April 2, 2003

Trading Symbol: BAL
12g3-2(b): 82-4000
Standard & Poor's Listed

$600,000 EXPLORATION/ACQUISITION PRIVATE PLACEMENT SHARE CONSOLIDATION AND NAME CHANGE TO BALLAD GOLD & SILVER LTD.

Ballad is pleased to announce that it has agreed to a $600,000 financing by way of private placement of its securities. In connection with this financing, Ballad has agreed to issue 6,0000,000 units at $0.10 per unit, each unit to be issued following a two old for one new consolidation of Ballad Ventures' share capital. The units will consist of one post-consolidation common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional post-consolidation common share of the Company at a price of $0.10 per share. This $600,000 financing is subject to Ballad's members approving a two old for one new share consolidation at its upcoming Annual and Special General Meeting of Members scheduled for June 26 2003.

If the share consolidation is approved, one new share in the common share capital will be issued for every two common shares outstanding prior to the effective date of the consolidation. There are currently 12,770,666 common shares outstanding and 6,385,333 common shares will be outstanding after the consolidation. Incidental to the consolidation, Ballad will be increasing its post-consolidation authorized common share capital to 100,000,000 shares.

The proceeds of the $600,000 private placement will be used for property investigations and acquisitions in Peru, Argentina, Mexico and Canada and for general corporate purposes including the elimination of debt.

In connection with the share consolidation and private placement, members will be asked to approve a change of name to **Ballad Gold & Silver Ltd.**

The share consolidation and change of name are subject to members' approval and being accepted for filing by the TSX Venture Exchange. A finder's fee will be paid on a portion of the private placement.

BALLAD VENTURES LTD.

Per: *"Anthony J. Beruschi"*
Anthony J. Beruschi, President

82-4000

BALLAD VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886
Toll Free: (888) 880-2288

May 20, 2003

Trading Symbol: BAL
12g3-2(b): 82-4000
Standard & Poor's Listed

NEWS RELEASE

Ballad Ventures Ltd. announces today the results from its audited annual financial statements for the year ended December 31, 2002. Ballad Ventures Ltd. incurred a net loss of $369,909 ($0.03 per share) for the period ended December 31, 2002, as compared to a loss of $315,836 ($0.05 per share) for the period ended December 31, 2001. Further particulars are set forth in Ballad's audited financial statements.

BALLAD VENTURES LTD.

Per: *"Anthony J. Beruschi"*

Anthony J. Beruschi, President

82-4000

BALLAD VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886
Toll Free: (888) 880-2288

May 30, 2003

Trading Symbol: BAL
12g3-2(b): 82-4000
Standard & Poor's Listed

NEWS RELEASE

Ballad Ventures Ltd. announces today the results from unaudited interim financial statements for the three-month period ended March 31, 2003. Ballad Ventures Ltd. incurred a net loss of $65,603 ($0.01 per share) for the period ended March 31, 2003, as compared to a loss of $68,100 ($0.01 per share) for the period ended March 31, 2002. The decrease in net loss for the most recent fiscal period was due primarily to a decrease in administrative expenditures.

BALLAD VENTURES LTD.

Per: "Anthony J Beruschi"
Anthony J. Beruschi, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4000

BALLAD VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886
Toll Free: (888) 880-2288
Website: www.balladnet.com Email: admin@balladnet.com

June 3, 2003

Trading Symbol: BAL
12g3-2(b): 82-4000
Standard & Poor's Listed

NEWS RELEASE

Ballad Ventures Ltd. announces that it has terminated the Investor Relations Contract with Inova Financial Corporation.

BALLAD VENTURES LTD.

Per: "Anthony J Beruschi"
Anthony J. Beruschi, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4000





12g3-2(b): 82-4000
Standard & Poor's Listed
TSX Venture Exchange: BAL

Tel: 604.682.7159 ~ Fax: 604.669.5886
Toll Free: 888.880.2288
Internet: www.balladnet.com
email: ajb@balladnet.com

Suite 709 - 837 West Hastings Street
Terminal City Club Tower, Vancouver, BC V6C 3N6
TSX Venture Exchange: IMR
Frankfurt & Berlin Exchanges: IMT (WKN 884971)
OTC Bulletin Board: IMXPF
Tel: 604.687.1828 ~ Fax: 604.687.1858
Toll Free: 800.901.0058
Internet: www.imaexploration.com
email: info@imaexploration.com

NEWS RELEASE ***June 11, 2003***

BALLAD VENTURES TO OPTION ARGENTINA GOLD/SILVER PROJECT FROM IMA EXPLORATION INC.

Ballad Ventures Ltd. and IMA Exploration Inc. are pleased to announce they have reached an agreement for Ballad to acquire by option up to an 85% interest in the 9,000 hectare Penascudo Gold-Silver Project from IMA Exploration Inc. The Penascudo Gold-Silver Project is located in the Patagonia region of Southern Argentina, the source area of a string of recent gold and silver discoveries, the most recent being the spectacular Navidad high-grade silver discovery by IMA Exploration Inc.

At Penascudo, gold in outcrop was first discovered by previous operators in 1998. Subsequent sampling by IMA geologists in November 2002 found visible gold in quartz veins. Two chip samples of brecciated quartz veins, located 20 meters apart, gave 18.7 grams per tonne Gold over 0.45 m (0.55 ounces per ton Gold) and 216.6 grams per tonne Gold over 0.4 m (6.37 ounces per ton Gold). The discovery is within an area underlain by a 5 square kilometer (2 square mile) large rhyolite dome. The visible gold occurs in low sulphidation epithermal type quartz veins within this dome. Initial mapping has found a number of additional quartz veins within this dome.

Discoveries of gold and silver in outcrop, especially discoveries of the epithermal type apparent at Penascudo have increased recently in Patagonia as this region is only now being explored to the point of making the area the premium hunting ground for these types of gold deposits in the world.

The list of discoveries is very impressive in this very under-explored area including the Cerro Vanguardia Gold Mine of Anglogold (3.6 million ounces of gold in all resources, Anglogold NR July 30, 2002), the Esquel deposit of Meridian Gold (3.1 million ounces of gold in all resources, Meridian Gold Inc., NR March 31,2003), the San Jose silver-gold deposit of Minera Andes and M. Hochschild & Cia (922,000 ounces of gold equivalent, Minera Andes Inc. NR July 17,2002).

In February 2003, IMA Exploration Inc. announced the Navidad high grade silver discovery.

Mr. Andre M. Pauwels, Vice President Exploration of Ballad Ventures Ltd. comments: "The Penascudo gold-silver project demonstrates significant potential for a major high-grade gold discovery. This promising exploration target's geology, potential size and association with other gold and silver discoveries in Patagonia are the qualities in premium gold and silver

prospects we at Ballad are working to acquire. We are especially pleased to be working with IMA Exploration, one of the leading pioneers of Exploration in Argentina. IMA Exploration's a track record of discovery success has been earned through their ability to acquire projects with superior potential"

The agreement provides Ballad with a 60 day period to conduct a review of the property including a due diligence study for Ballad by an independent Qualified Person. Following this due dligence, IMA has agreed to grant Ballad an option to earn an initial 75% interest in the property for incurring US $1,800,000 of exploration work staged over five years, making a one time US $300,000 cash payment to exercise the option and issuing 500,000 post consolidation common shares at the approval of the option by the TSX Venture Exchange and a further 500,000 common shares on the exercise of the option. Subsequently Ballad has the right to increase its' interest to 85% by funding a feasibility study. Ballad's interest will be subject to a 1.5% NSR Royalty.

Ballad also announces that in connection with this agreement the previously announced private Placement of C$600,000 has been increased to C$900,000. All other terms of the private placement remain the same.

A finder's fee will be payable on the acquisition. The Option Agreement, Private Placement and finder's fee are subject to acceptance for filing by the TSX Venture Exchange.

BALLAD VENTURES LTD.

Per: *"Anthony J. Beruschi"*
Anthony J. Beruschi
President

IMA EXPLORATIONS INC.

Per: *"Joseph Grosso"*
Joseph Grosso
President

For further information contact Anthony J. Beruschi, at 604.682.7159, or ajb@balladnet.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News. ***Cautionary Note to US Investors:*** *This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.*

82-4000

2003 JUN 23 PM 1:00

BC FORM 45-902F (Formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

1. State the full name, address and telephone number of the issuer of the security distributed.

   Ballad Ventures Ltd.
   Name of issuer
   501 - 905 West Pender Street, Vancouver, BC V6C 1L6
   Address
   (604) 682-7159
   Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

   The Issuer is a reporting issuer in British Columbia and Alberta.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

   The Issuer is listed on the TSX Venture Exchange.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   1,950,000 units at a price of $0.20 per unit, each unit comprised of one common share and one two-year non-transferable share purchase warrant, each such warrant entitling the holder to purchase one additional common share at a price of $0.25 on or before December 11, 2004.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

Full Name of Purchaser and Municipality and Jurisdiction of Residence	Number of Securities Purchased	Date of Distribution	Price Per Security/ Total Purchase Price (Canadian $)	Exemption Relied On	Length of any Restricted or Seasoning Period

541974 B.C. Ltd. (David Beruschi) Revelstoke, BC	100,000 units (flow-through)	December 11, 2002	$0.20	3.1(2) of MI 45-103	4 months
James Boyce N. Vancouver, BC	100,000 units (flow-through)	December 11, 2002	$0.20	74(2)(9)	4 months
GP Technologies Inc. (James Boyce) North Vancouver, BC	400,000 units	December 11, 2002	$0.20	74(2)(9)	4 months
Lucius Minerals Inc. (Gary Pollack) N. Vancouver, BC	500,000 units	December 11, 2002	$0.20 =$100,000	74(2)(4)	4 months
Andre M. Pauwels Richmond, BC	300,000 units	December 11, 2002	$0.20	74(2)(9)	4 months
Carlo Rogano Revelstoke, BC	100,000 units (flow-through)	100,000 units (flow-through)	$0.20	3.1(2) of MI 45-103	4 months
Rogano Enterprises Ltd. (Carlo Rogano) Revelstoke, BC	100,000 units	December 11, 2002	$0.20	3.1(2) of MI 45-103	4 months
Raymond Roland Vancouver, BC	350,000 units	December 11, 2002	$0.20	74(2)(9)	4 months

T= 1,950,000 UT

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

See attached schedule.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

$390,000.00. in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and Address of Person Being Compensated	Compensation Paid (number and type of security and/or cash amount (Canadian $)	Price Per Share (Canadian $)
N/A		

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, British Columbia, this 16 day of January, 2003

BALLAD VENTURES LTD.
Name of issuer *(please print)*



Signature of authorized signatory

Raymond Roland, Director
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:
File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. **Cheques should be made payable to the "British Columbia Securities Commission".**

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice - Collection and use of personal information
The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the *Securities Act*. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the *Securities Act*. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C., V7Y 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. Reporting Issuer

Ballad Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. Date of Material Change

July 30, 2002

Item 3. Press Release

Press Release dated July 30, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer is not proceeding with its private placement announced June 3, 2002.

Item 5. Full Description of Material Change

The Issuer announces that it is not proceeding with its private placement announced on June 3, 2002 to raise up to $400,000 through the sale of up to 2,666,666 units at $0.15 per unit.

Item 6. Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, the 30th day of July, 2002.

"Raymond Roland"

Raymond Roland, Director

82-4000

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Ballad Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

December 23, 2002

Item 3. **Press Release**

Press Release dated December 23, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer has completed its private placement of 1,950,000 units at $0.20 per unit.

Item 5. **Full Description of Material Change**

The Issuer announces the completion of its private placement of 1,950,000 units at $0.20 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Issuer at a price of $0.25 per share. The units are subject to a hold period and may not be traded until April 11, 2003.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.



Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 23rd day of December, 2002.

"Anthony J. Beruschi"
Anthony J. Beruschi, President

82-4000

03 JUN 23 AM 7:21

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. Reporting Issuer

Ballad Enterprises Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. Date of Material Change

April 2, 2003

Item 3. Press Release

Press Release dated April 2, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer announces a $600,000 financing by way of private placement of its securities, a share consolidation and change of name.

Item 5. Full Description of Material Change

The Issuer is pleased to announce that it has agreed to a $600,000 financing by way of private placement of its securities. In connection with this financing, the Issuer has agreed to issue 6,0000,000 units at $0.10 per unit, each unit to be issued following a two old for one new consolidation of the Issuer's share capital. The units will consist of one post-consolidation common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional post-consolidation common share of the Issuer at a price of $0.10 per share. This $600,000 financing is subject to the Issuer's members approving a two old for one new share consolidation at its upcoming Annual and Special General Meeting of Members scheduled for June 26 2003.

If the share consolidation is approved, one new share in the common share capital will be issued for every two common shares outstanding prior to the effective date of the consolidation. There are currently 12,770,666 common shares outstanding and 6,385,333 common shares will be outstanding after the consolidation. Incidental to the consolidation, the Issuer will be increasing its post-consolidation authorized common share capital to 100,000,000 shares.

The proceeds of the $600,000 private placement will be used for property investigations and acquisitions in Peru, Argentina, Mexico and Canada and for general corporate purposes

including the elimination of debt.

In connection with the share consolidation and private placement, members will be asked to approve a change of name to **Ballad Gold & Silver Ltd.**

The share consolidation and change of name are subject to members' approval and being accepted for filing by the TSX Venture Exchange. A finder's fee will be paid on a portion of the private placement.

Item 6. Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 2nd day of April, 2003.

"Anthony J. Beruschi"
Anthony J. Beruschi, President

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Ballad Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

May 20, 2003

Item 3. **Press Release**

Press Release dated May 20, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the results from its audited financial statements for the year ended December 31, 2002.

Item 5. **Full Description of Material Change**

The Issuer announces today the results from its audited annual financial statements for the year ended December 31, 2002. The Issuer incurred a net loss of $369,909 ($0.03 per share) for the period ended December 31, 2002, as compared to a loss of $315,836 ($0.05 per share) for the period ended December 31, 2001. Further particulars are set forth in the Issuer's audited financial statements.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia this 20th day of May 2003.

"Anthony J Beruschi"
Anthony J. Beruschi, President

82-4000

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Ballad Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

May 30, 2003

Item 3. **Press Release**

Press Release dated May 30, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the results from its unaudited interim financial statements for the three-month period ended March 31, 2003 and financial results for the same period.

Item 5. **Full Description of Material Change**

The Issuer announces the results from its unaudited interim financial statements for the three-month period ended March 31, 2003. The Issuer incurred a net loss of $65,603 ($0.01 per share) for the period ended March 31, 2003, as compared to a loss of $68,100 ($0.01 per share) for the period ended March 31, 2002. The decrease in net loss for the most recent fiscal period was due primarily to a decrease in administrative expenditures.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia this 30th day of May 2003.

"Anthony J. Beruschi"
Anthony J. Beruschi, President

82-4900

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Ballad Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

June 3, 2003

Item 3. **Press Release**

Press Release dated June 3, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces termination of Contract.

Item 5. **Full Description of Material Change**

The Issuer announces that it has terminated the Investor Relations Contract with Inova Financial Corporation.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia this June 3, 2003.

"Anthony J. Beruschi"
Anthony J. Beruschi, President